MercadoLibre, Inc.

Tronador 4890, 8th Floor

Buenos Aires, Argentina C1430DNN

March 31, 2008

VIA EDGAR & FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re: Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-148867)

Ladies and Gentlemen:

On January 25, 2008, MercadoLibre, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-148867) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is in the best interests of the Company’s stockholders and consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this request, please contact the Company’s legal counsel, Edward W. Elmore, Jr. of Hunton & Williams LLP, at (804) 788-7336.

Very truly yours,

/S/ Nicolás Szekasy

Nicolás Szekasy

Executive Vice President and Chief Financial Officer

MercadoLibre, Inc.